Press Release
CAE reports fourth quarter and full fiscal year 2021 results

Montreal, Canada, May 19, 2021 - (NYSE: CAE; TSX: CAE) - CAE today reported annual revenue of $3.0 billion, compared to $3.6 billion last year. Annual operating income(1) was $48.4 million and adjusted segment operating income(2) was $280.6 million compared to $590.4 million last year. Adjusted segment operating income excluding COVID-19 government support programs(3) was $153.2 million this year. Annual net loss attributable to equity holders was $47.2 million (negative $0.17 per share) compared to net income of $311.4 million ($1.16 diluted earnings per share) in fiscal year 2020. Adjusted net income(4) was $127.1 million ($0.47 per share(5)) this year, compared to $359.7 million ($1.34 per share) last year. Adjusted net income excluding COVID-19 government support programs(6) was $33.6 million ($0.12 per share(7)) this year.

Fourth quarter fiscal 2021 revenue was $894.3 million, compared with $977.3 million last year. Fourth quarter net income attributable to equity holders was $19.8 million ($0.07 per share) compared to $78.4 million ($0.29 per share) last year. Adjusted net income in the fourth quarter was $63.2 million ($0.22 per share), compared to $122.3 million ($0.46 per share) last year. Adjusted net income excluding COVID-19 government support programs was $35.9 million ($0.12 per share) this quarter. All financial information is in Canadian dollars.

Summary of consolidated results

(amounts in millions, except per share amounts)		FY2021	FY2020	Variance %	Q4-2021	Q4-2020	Variance %
Revenue		$2,981.9	3,623.2	(18%)	894.3	977.3	(8%)
Operating income		$48.4	537.1	(91%)	47.6	146.5	(68%)
Adjusted segment operating income		$280.6	590.4	(52%)	106.2	193.9	(45%)
As a % of revenue	%	9.4	16.3		11.9	19.8
Adjusted SOI excluding COVID-19
government support programs		$153.2	590.4	(74%)	69.0	193.9	(64%)
As a % of revenue	%	5.1	16.3		7.7	19.8
Net (loss) income		$(47.5)	318.9	(115%)	18.8	81.1	(77%)
Net (loss) income attributable to equity
holders of the Company		$(47.2)	311.4	(115%)	19.8	78.4	(75%)
Diluted (loss) earnings per share (EPS)		$(0.17)	1.16	(115%)	0.07	0.29	(76%)
Adjusted net income		$127.1	359.7	(65%)	63.2	122.3	(48%)
Adjusted EPS		$0.47	1.34	(65%)	0.22	0.46	(52%)
Adjusted net income excluding COVID-19
government support programs		$33.6	359.7	(91%)	35.9	122.3	(71%)
Adjusted EPS excluding COVID-19
government support programs		$0.12	1.34	(91%)	0.12	0.46	(74%)
Order intake(8)		$2,723.5	3,821.6	(29%)	927.9	778.8	19%
Total backlog(8)		$8,201.1	9,458.1	(13%)	8,201.1	9,458.1	(13%)
We have introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures, as discussed in section 3.8 “Non-GAAP measure reconciliations” of our fiscal year 2021 MD&A, do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs. In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income. Comparative figures have been reclassified to conform to these adopted changes in presentation.

“CAE demonstrated mettle and resiliency during the fiscal year by successfully confronting the challenges of COVID-19, and at the same time, seizing on opportunities to fundamentally strengthen the Company for the future,” said Marc Parent, CAE’s President and Chief Executive Officer. “We harnessed our One CAE culture and secured highly strategic growth opportunities, launched new digitally-enabled services and software solutions, innovated business processes, structurally lowered our cost base, and bolstered key talent - all of which give us greater potential than ever before for higher growth and profitability in the years ahead.”

Marc Parent added, “Turning to our results, given the magnitude of COVID-19 impacts, I am especially pleased with what we have been able to deliver in fiscal 2021. In the face of the biggest-ever shock in the history of civil aviation and major disruptions across the defence and healthcare markets, CAE rebounded to quarterly profitability and positive free cash flow(9) after only our first quarter. Our recovery momentum has continued into the fourth quarter with average training network utilization of 55% and sequentially higher margins in Civil, order bookings to sales breaking above 1.1x in Defence, and record quarterly revenue in Healthcare. For CAE overall, we generated $0.22 adjusted EPS in the quarter and $0.47 adjusted EPS for the year. We also generated strong annual free cash flow of $347 million, serving as a testament to CAE’s resiliency as a good port in a storm.”

On CAE’s outlook, Marc Parent added, “we are making important progress to galvanize CAE as an industrial technology leader and position the Company for higher growth. This includes the integration of our four recent acquisitions in Civil that will strengthen our offering and expand our addressable market with highly innovative software solutions. In Defence, the opportunity to acquire L3Harris’ Military Training business will significantly accelerate our Defence growth strategy and align us more closely with national defence priorities. In addition, we maintain the financial flexibility and bandwidth to continue to cultivate a pipeline of sustainable growth opportunities, including the deployment of expansion capital and customer outsourcings. We expect strong growth in fiscal year 2022, with the slope of recovery continuing to depend on the timing and rate at which travel restrictions and quarantines can be safely lifted in our various geographies and normal activities resume in our end markets. For the long-term, we are more confident than ever that CAE will emerge from this period in a position of even greater strength.”

Civil Aviation Training Solutions (Civil)
Fourth quarter Civil revenue was $388.2 million, down 6% compared to the preceding quarter, and down 36% compared to the same quarter last year. Operating income was $40.5 million compared to $48.4 million in the third quarter and $151.5 million in the fourth quarter last year. Fourth quarter Civil adjusted segment operating income was $66.6 million (17.2% of revenue), compared to $62.0 million (15.0% of revenue) in the third quarter and $153.6 million (25.5% of revenue) in the fourth quarter last year. Adjusted segment operating income excluding COVID-19 government support programs was $46.9 million (12.1% of revenue) this quarter and $58.4 million (14.2% of revenue) in the third quarter. Fourth quarter Civil training centre utilization(10) was 55% and has trended at a similar level since the end of the quarter.

Annual Civil revenue was $1,412.9 million, down 35% compared to last year. Annual operating income was $6.5 million compared to $473.3 million last year, and annual adjusted segment operating income was $164.3 million (11.6% of revenue) compared to $479.4 million (22.1% of revenue) last year. Adjusted segment operating income excluding COVID-19 government support programs was $100.7 million this year (7.1% of revenue). Annual Civil training centre utilization was 47%.

During the quarter, Civil signed training solutions contracts valued at $385.8 million, including long-term training services agreements and the sale of 4 full-flight simulators (FFSs)(11). For the year, Civil booked orders for $1.3 billion, demonstrating CAE’s continued momentum as the training partner of choice for airlines, business jet operators and pilots worldwide. These included 11 FFS sales and comprehensive, long-term training agreements with customers worldwide, including Iberia, Líneas Aéreas de España, Azul Brazilian Airlines, Bundeswehr in Germany, Virgin Atlantic, Alitalia and Air France. In fiscal year 2022, Civil expects to maintain its leading share of the available FFS sales and expects to deliver upwards of 30 FFSs to customers worldwide.

The Civil book-to-sales(8) ratio was 0.99x for the quarter and 0.89x for the last 12 months. The Civil backlog at the end of the year was $4.3 billion, which is down 20% from the prior year period.
Since the end of the quarter, in the Advanced Air Mobility market, CAE announced that it has been selected by Jaunt Air Mobility to lead the design and development of the Jaunt Aircraft Systems Integration Lab (JASIL) for the company’s new all-electric vertical take-off and landing (eVTOL) aircraft, the Journey aircraft. By leveraging CAE’s 70+ years of experience in high-fidelity simulation, CAE will work hand-in-hand with Jaunt to bring best-in-class simulation and modeling to the aircraft development program from inception.

Summary of Civil Aviation Training Solutions results

(amounts in millions except SEU and FFSs)		FY2021	FY2020	Variance %	Q4-2021	Q4-2020	Variance %
Revenue		$1,412.9	2,167.5	(35%)	388.2	601.9	(36%)
Operating income		6.5	473.3	(99%)	40.5	151.5	(73%)
Adjusted segment operating income		$164.3	479.4	(66%)	66.6	153.6	(57%)
As a % of revenue	%	11.6	22.1		17.2	25.5
Adjusted SOI excluding COVID-19
government support programs		$100.7	479.4	(79%)	46.9	153.6	(69%)
As a % of revenue	%	7.1	22.1		12.1	25.5
Order intake		$1,261.9	2,471.5	(49%)	385.8	468.6	(18%)
Total backlog		$4,293.1	5,341.3	(20%)	4,293.1	5,341.3	(20%)
Simulator equivalent unit (SEU)(12)		246	247	—%	240	250	(4%)
FFSs in CAE's network		317	306	4%	317	306	4%
FFS deliveries		36	56	(36%)	14	21	(33%)

Defence and Security (Defence)
Fourth quarter Defence revenue was $334.4 million, up 12% compared to the preceding quarter, and down 2% compared to the same quarter last year. Operating loss was $8.5 million compared to an operating income of $21.8 million in the third quarter and $32.4 million in the fourth quarter last year. Fourth quarter Defence adjusted segment operating income was $23.2 million (6.9% of revenue), compared to $22.3 million (7.5% of revenue) in the third quarter and $40.2 million (11.8% of revenue) in the fourth quarter last year. Adjusted segment operating income excluding COVID-19 government support programs was $6.8 million (2.0% of revenue) this quarter and $15.9 million (5.3% of revenue) in the third quarter.

Annual Defence revenue was $1,217.1 million, down 9% over last year. Annual operating income was $15.5 million compared to $104.8 last year, and annual adjusted segment operating income was $87.0 million (7.1% of revenue), compared to $114.5 million (8.6% of revenue) last year. Adjusted segment operating income excluding COVID-19 government support programs was $26.7 million this year (2.2% of revenue).

During the quarter, Defence booked orders for $370.4 million. Notable wins in the quarter include a contract with the U.S. Air Force for the base year of the new KC-135 Aircrew Training System contract which now includes training support services for the Air National Guard boom operator simulation systems, Boeing to provide P-8A training support services, General Atomics to continue development of a comprehensive synthetic training system for the United Kingdom’s Protector remotely piloted aircraft program, United States Customs and Border Protection aircraft pilot training services, and provision of training to the Irish Air Corps at CAE’s Dothan Training Center. Expanding its position in new markets, Defence also won a flagship program from the United States Special Operations Command (USSOCOM) to lead the integration efforts for the SOF Global Situational Awareness initiative.

For the year, Defence booked $1.1 billion in orders, securing all its foundational recompetes, winning significant new competitions in its core market, and expanding its position in digital immersion, operational support, and security. In addition to the US Air Force KC-135 Aircrew Training System, key foundational recompete wins include the US Navy T-44C Instructional Services. Additional core market competitive wins during the year include the US Army Advanced Helicopter Flight Training Services, UK Protector and France/Germany C-130J training solutions. Defence also expanded its position in new markets with notable wins including the US Air Force Advanced Battle Management System, and the UK Single Synthetic Environment.

During the quarter, CAE announced it entered a definitive agreement with L3Harris Technologies to acquire L3Harris’ Military Training business (L3H MT) for US$1.05 billion, subject to customary adjustments. The proposed acquisition is expected to expand CAE’s position as a platform-agnostic training systems integrator by diversifying CAE’s training and simulation leadership in the air domain, complementing land and naval training solutions, and by enhancing CAE’s training and simulation capabilities in space and cyber. L3H MT also brings significant experience in the development and delivery of training systems for fighter and bomber aircraft, Army rotary-wing platforms, submarines and remotely piloted aircraft. The closing of the acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

The Defence book-to-sales ratio was 1.11x for the quarter and 0.91x for the last 12 months (excluding contract options that extend beyond the initial funded year of these contracts). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the year was $3.9 billion.

Summary of Defence and Security results

(amounts in millions)		FY2021	FY2020	Variance %	Q4-2021	Q4-2020	Variance %
Revenue		$1,217.1	1,331.2	(9%)	334.4	341.8	(2%)
Operating income (loss)		$15.5	104.8	(85%)	(8.5)	32.4	(126%)
Adjusted segment operating income		$87.0	114.5	(24%)	23.2	40.2	(42%)
As a % of revenue	%	7.1	8.6		6.9	11.8
Adjusted SOI excluding COVID-19
government support programs		$26.7	114.5	(77%)	6.8	40.2	(83%)
As a % of revenue	%	2.2	8.6		2.0	11.8
Order intake		1,109.7	1,225.6	(9%)	370.4	276.6	34%
Total backlog		$3,908.0	4,116.8	(5%)	3,908.0	4,116.8	(5%)

Healthcare
Fourth quarter Healthcare revenue of $171.7 million was 42% higher than the preceding quarter and 411% higher than the fourth quarter last year. Operating income was $15.6 million compared to $12.7 million in the third quarter and a loss of $37.4 million in the fourth quarter last year. Fourth quarter adjusted segment operating income was $16.4 million (9.6% of revenue) compared to $12.9 million (10.7% of revenue) in the third quarter and $0.1 million (0.3% of revenue) in the fourth quarter last year. Adjusted segment operating income excluding COVID-19 government support programs was $15.3 million (8.9% of revenue) this quarter and $12.3 million (10.2% of revenue) in the third quarter. Healthcare completed deliveries of the CAE Air1 ventilators to the Canadian government, which contributed $130.0 million to revenue in the fourth quarter.

Annual Healthcare revenue was $351.9 million, up 183% compared to last year. Annual operating income was $26.4 million compared to a loss of $41.0 million last year, and annual adjusted segment operating income was $29.3 million (8.3% of revenue), compared to a loss of $3.5 million last year. Adjusted segment operating income excluding COVID-19 government support programs was $25.8 million this year (7.3% of revenue). The CAE Air1 ventilator contract contributed $230.6 million to annual Healthcare revenue.

During the year, CAE Healthcare bolstered its position as the innovation leader in simulation-based healthcare education and training. It won the EMS World Innovation Award and Attendees’ Choice Award for its adaptive Ventilator Reskilling Course and launched new AI-enhanced training tools and digital management solutions in support of its customers’ training needs during the COVID-19 pandemic. Healthcare also launched CAE SimEquip simulated medical equipment, which expertly mimic the management of a variety of medical devices for realistic and reliable hands-on training for resuscitation, ventilation and anesthesia for use with CAE patient simulators or for standalone training.

Healthcare continued to work with leading OEMs in developing transformative digital training solutions, including Edwards Lifesciences for a custom training solution for the IntraClude aortic device, and Cordis, a Cardinal Health Company, for a mobile application which enables users to expand and master skills through a series of procedurally based coronary and endovascular modules in a simulated virtual environment.

Summary of Healthcare results

(amounts in millions except segment operating margins)		FY2021	FY2020	Variance %	Q4-2021	Q4-2020	Variance %
Revenue		$351.9	124.5	183%	171.7	33.6	411%
Operating income (loss)		$26.4	(41.0)		15.6	(37.4)
Adjusted SOI		$29.3	(3.5)		16.4	0.1
As a % of revenue	%	8.3	—		9.6	0.3
Adjusted SOI excluding COVID-19
government support programs		$25.8	(3.5)		15.3	0.1
As a % of revenue	%	7.3	—		8.9	0.3

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $58.6 million during the fourth quarter of fiscal 2021 in connection with the previously announced measures to best serve the market by optimizing CAE’s global asset base and footprint, adapting its global workforce and adjusting its business to correspond with the expected lower level of demand for certain of its products and services. This brings the total restructuring, integration and acquisition costs incurred since the start of the program in the second quarter to $124.0 million. CAE expects to incur additional restructuring expenses related to these measures of approximately $50 million in fiscal year 2022. Taken together, the Company expects to realize significant annual recurring cost savings ramping up to a run rate of approximately $65 to $70 million by the end of fiscal year 2022.

On March 4, 2021, CAE completed a private placement of 22,400,000 subscription receipts at a price of $31.25 per receipt for aggregate gross proceeds of $700.0 million. As at March 31, 2021, the cash proceeds from the issuance of the subscription receipts were held by an escrow agent, in a restricted account, pending the fulfillment or waiver of all outstanding conditions precedent to the closing of the L3H MT acquisition.

On March 12, 2021, CAE completed a marketed public equity offering of 10,454,545 common shares at a price of $34.29 [US$27.50] per share for aggregate gross proceeds of $358.5 million. The net proceeds of the equity offering are for financing a portion of the purchase price and related costs of the L3H MT acquisition.

Net cash provided by operating activities was $174.6 million for the quarter compared to $246.3 million in the fourth quarter last year. Free cash flow was $170.6 million for the quarter compared to $224.0 million in the preceding quarter and $185.1 million in the fourth quarter last year. For the year, net cash provided by operating activities was $366.6 million compared to $545.1 million last year and free cash flow was $346.8 million, compared to $351.2 million in the same period last year.

Income tax recovery this quarter amounted to $3.2 million, representing a negative effective tax rate of 21%, compared to an effective tax rate of 25% in the fourth quarter last year. The tax rate was impacted by the restructuring, integration and acquisition costs. Excluding the effect of these costs, the income tax rate would have been 16% this quarter and 19% for the year.

Growth and maintenance capital expenditures(13) totaled $50.5 million this quarter and $107.6 million for the year.

Net debt(14) at the end of the year was $1,425.4 million for a net debt-to-capital ratio(15) of 30.7%. This compares to net debt of $1,819.9 million and a net debt-to-total capital ratio of 38.9% at the end of the preceding quarter.

Adjusted return on capital employed (ROCE)(16) was 5.0% this quarter compared to 6.4% last quarter and 10.7% in the fourth quarter last year. Adjusted ROCE excluding COVID-19 government support programs was 3.1% this quarter.

Management outlook for fiscal year 2022
CAE is a high technology solutions company at the leading edge in digital immersion and is poised to benefit from how the world is changing in a post-COVID-19 environment. The Company believes that its products, services and capabilities should see greater demand and market acceptance for how simulation and training addresses customers’ needs.

CAE’s strategy and positioning are well aligned with a post-COVID-19 business and geopolitical landscape, with expected secular trends favorable for all three of the Company’s Business Segments. Greater willingness to outsource training by airlines, expected pilot demand (attrition and crisis-induced career shifts) and strong growth in business jet travel demand are enduring positives for the Civil business. The paradigm shift from asymmetric to near-peer threat and recognition of the sharply increased need for digital immersion-based, synthetic solutions in national defence considerations are tailwinds that favour the Defence business. Healthcare is poised to leverage opportunities presented by a growing nursing shortage and rising demand for Public Safety & Security and Disaster Management & Preparedness solutions.

The Company expects to continue making important progress to galvanize its industrial technology leadership and position for higher growth over the long term. This includes the integration of its four recent acquisitions in Civil to strengthen its offering and expand CAE’s addressable market with highly innovative software solutions. In Defence, the opportunity to acquire L3H MT will significantly accelerate its Defence growth strategy and align CAE closely with national defence priorities. In addition, the Company maintains the financial flexibility and bandwidth to continue to cultivate a pipeline of sustainable growth opportunities, including the deployment of growth capital to continue to expand our network, capture market demand and to fund customer outsourcings. With the Company’s current view of attractive market-led expansion investment opportunities, CAE expects total capital expenditures to more than double in fiscal year 2022 vs. the prior year.

The current outlook for CAE in fiscal year 2022 is for strong growth and the Company continues to target a 100% conversion of net income to free cash flow for the year. The global roll-out of vaccines to combat COVID-19 is highly encouraging, and the slope of CAE’s recovery to pre-pandemic levels and beyond is highly dependent on the timing and rate at which travel restrictions and quarantines can be safely lifted and normal activities resume in its end markets – particularly in Civil, where it believes there is considerable pent up demand for air travel. The Company is also encouraged by its prospects for renewed growth and profitability in Defence, the extent of which in the current fiscal year will depend on, among other initiatives, the potential and timing of closing of the L3H MT acquisition. Taking these variables into account, management believes it will have greater clarity and be in a position to provide a more precise growth outlook for fiscal year 2022 when it reports its first quarter results in August 2021.

The long-term outlook for the Company is highly compelling, and it expects to emerge from the COVID-19 pandemic even better positioned as a result of several initiatives to strengthen its internal position during the current period. CAE expects to incur additional restructuring expenses related to the measures introduced last year of approximately $50 million in fiscal year 2022. Taken together, the Company expects to realize significant annual recurring cost savings, ramping up to a run rate of approximately $65 to $70 million by the end of fiscal year 2022.

Management’s expectations are based on the prevailing market conditions, the timing and degree of easing of global COVID-19-related mobility restrictions, and customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2021 MD&A.

Corporate Social Responsibility
CAE’s noble purpose, focused on safety, has never been more relevant than during the current pandemic. It captures how CAE makes a difference in the world and drives its decisions and actions. CAE’s purpose makes its employees proud and delights its customers. Making civil aviation safer, helping defence forces return home safely and making healthcare safer are all rooted in the principles of corporate social responsibility (CSR).
In the last few months, CAE spearheaded an effort to mobilize several large Quebec and Canadian companies to participate in the vaccination operation, a collective responsibility to help save lives, allow for economic recovery and a return to normal life. As announced on March 19, 2021, alongside the Quebec Minister of Health and Social Services, CAE played a pivotal role to help the government in accelerating mass vaccination against COVID-19 and reducing pressure on the healthcare system. Since the announcement of the workplace vaccination initiative by the government and CAE, the creation of 23 workplace vaccination hubs across the province has been announced. Together, the private companies involved in this initiative have committed to the ambitious goal of vaccinating up to 500,000 people, working in collaboration with the health system and following the order of priority established by public health.

On April 26, CAE opened its COVID-19 Vaccination Centre, located at CAE’s headquarters in the St-Laurent borough, the first workplace hub of its kind to start operations in Quebec. CAE has been working in close collaboration with the CIUSSS du Nord-de-l’Île-de-Montréal and Quebec’s Ministry of Health and Social Services for operational support to ensure a safe and efficient vaccination roll-out. CAE is also seconding to the government a full-time Director with extensive expertise in large-scale project management, performance management and process optimization.

To learn more about CAE’s corporate sustainability roadmap and achievements, refer to CAE's FY20 Annual Activity and Corporate Social Responsibility Report.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the year ended March 31, 2021 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2021
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As a testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our proposed acquisition of L3H MT, the attractiveness of the L3H MT acquisition from a financial perspective and expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT acquisition with our existing business and teams, other anticipated benefits of the L3H MT acquisition and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts.

Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 19, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 19, 2021.The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2022 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, no material financial, operational or competitive consequences from changes in regulations affecting our business, the satisfaction of all closing conditions of the L3H MT acquisition, including receipt of all regulatory approvals in a timely manner and on terms acceptable to CAE, our ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the

L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition, the ability of CAE to opportunistically access the capital markets before or after the L3H MT acquisition closing and absence of material change in market conditions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2021. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2021 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2021 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

Changes in non-GAAP measures and comparative figures
In the fourth quarter of fiscal 2021, we have changed the designation of the following profitability measures, without changing the composition of these financial measures:
–Operating income (formerly operating profit);
–Adjusted segment operating income (formerly segment operating income before specific items);
–Adjusted EBITDA (formerly EBITDA before specific items);
–Adjusted net income (formerly net income before specific items); and
–Adjusted earnings per share (formerly earnings per share before specific items).

We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income.

Comparative figures have been reclassified to conform to these adopted changes in presentation.

(1) Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

(3) Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance.

(4) Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

(5) Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and impairments and other gains and losses, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

(6) Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(7) Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(8) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(9) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(10) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(11) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(12) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(13) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(14) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(15) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(16) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Reconciliation of adjusted segment operating income

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended March 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$40.5	$151.5	$(8.5)	$32.4	$15.6	$(37.4)	$47.6	$146.5
Restructuring, integration and acquisition costs	26.1	2.1	31.7	7.8	0.8	—	58.6	9.9
Impairment of goodwill	—	—	—	—	—	37.5	—	37.5
Adjusted segment operating income	$66.6	$153.6	$23.2	$40.2	$16.4	$0.1	$106.2	$193.9
COVID-19 government support programs	$19.7	—	$16.4	—	$1.1	—	$37.2	$—
Adjusted SOI excluding COVID-19 government
support programs	$46.9	$153.6	$6.8	$40.2	$15.3	$0.1	$69.0	$193.9

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Twelve months ended March 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$6.5	$473.3	$15.5	$104.8	$26.4	$(41.0)	$48.4	$537.1
Restructuring, integration and acquisition costs	76.1	6.1	45.0	9.7	2.9	—	124.0	15.8
Impairment of goodwill	—	—	—	—	—	37.5	—	37.5
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic(1)	81.7	—	26.5	—	—	—	108.2	—
Adjusted segment operating income (loss)	$164.3	$479.4	$87.0	$114.5	$29.3	$(3.5)	$280.6	$590.4
COVID-19 government support programs	$63.6	$—	$60.3	$—	$3.5	$—	$127.4	$—
Adjusted SOI excluding COVID-19 government
support programs	$100.7	$479.4	$26.7	$114.5	$25.8	$(3.5)	$153.2	$590.4

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions, except per share amounts)	2021	2020	2021	2020
Net income (loss) attributable to equity holders of the Company	$19.8	$78.4	$(47.2)	$311.4
Restructuring, integration and acquisition costs, after tax	43.4	7.2	94.0	11.6
Impairments and other gains and losses incurred in relation
to the COVID-19 pandemic(1), after tax	—	—	80.3	—
Impairment of goodwill, after tax	—	36.7	—	36.7
Adjusted net income	$63.2	$122.3	$127.1	$359.7
COVID-19 government support programs, after tax	$27.3	$—	$93.5	$—
Adjusted net income excluding COVID-19 government support programs	$35.9	$122.3	$33.6	$359.7

Average number of shares outstanding (diluted)	287.3	267.7	272.0	267.6

Adjusted EPS	$0.22	$0.46	$0.47	$1.34
Adjusted EPS excluding COVID-19 government support programs	$0.12	$0.46	$0.12	$1.34
(1) Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. During the period, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

Reconciliation of total backlog

(amounts in millions)	FY2021	FY2020
Obligated backlog, beginning of period	$7,631.0	7,461.4
'+ order intake	2,723.5	3,821.6
'- revenue	(2,981.9)	(3,623.2)
'+ / - adjustments	(960.0)	(28.8)
Obligated backlog, end of period	$6,412.6	7,631.0
Joint venture backlog (all obligated)	328.2	441.4
Unfunded backlog and options	1,460.3	1,385.7
Total backlog	$8,201.1	9,458.1

Reconciliation of total backlog to remaining performance obligations
Total backlog	$8,201.1	9,458.1
Less: Joint venture backlog	(328.2)	(441.4)
Less: Options	(476.5)	(516.4)
Less: Estimated contract value	(2,957.7)	(3,636.7)
Remaining performance obligations	$4,438.7	4,863.6

Reconciliation of free cash flow

(amounts in millions)	FY2021	FY2020	Q4-2021	Q4-2020
Cash provided by operating activities*	$416.1	$597.3	$149.6	$165.2
Changes in non-cash working capital	(49.5)	(52.2)	25.0	81.1
Net cash provided by operating activities	$366.6	$545.1	$174.6	$246.3
Maintenance capital expenditures	(37.8)	(80.3)	(18.9)	(25.0)
Investment in other assets	0.7	(15.9)	12.4	(8.0)
Proceeds from the disposal of property, plant and equipment	4.5	0.5	2.8	0.1
Net (payments to) proceeds from equity accounted investees	0.7	(9.9)	(0.7)	0.4
Dividends received from equity accounted investees	12.1	22.6	0.4	—
Dividends paid	—	(110.9)	—	(28.7)
Free cash flow	$346.8	$351.2	$170.6	$185.1
* before changes in non-cash working capital

Reconciliation of capital employed and net debt

	As at March 31	As at March 31
(amounts in millions)	2021	2020
Use of capital:
Current assets	$3,378.6	$2,808.6
Less: cash and cash equivalents	(926.1)	(946.5)
Current liabilities	(2,633.3)	(2,062.3)
Less: current portion of long-term debt	216.3	206.2
Non-cash working capital	$35.5	$6.0
Property, plant and equipment	1,969.4	2,154.0
Other long-term assets	3,400.4	3,521.0
Other long-term liabilities	(767.1)	(737.0)
Total capital employed	$4,638.2	$4,944.0
Source of capital:
Current portion of long-term debt	$216.3	$206.2
Long-term debt	2,135.2	3,106.0
Less: cash and cash equivalents	(926.1)	(946.5)
Net debt	$1,425.4	$2,365.7
Equity attributable to equity holders of the Company	3,140.5	2,489.7
Non-controlling interests	72.3	88.6
Source of capital	$4,638.2	$4,944.0

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 3 of CAE’s MD&A for the year ended March 31, 2021 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Income (Loss) Statement

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenue	$894.3	$977.3	$2,981.9	$3,623.2
Cost of sales	657.2	665.6	2,216.9	2,539.6
Gross profit	$237.1	$311.7	$765.0	$1,083.6
Research and development expenses	22.5	36.2	104.7	137.5
Selling, general and administrative expenses	111.5	107.9	398.9	437.5
Other (gains) and losses	(0.7)	4.4	91.7	(16.8)
Share of after-tax profit of equity accounted investees	(2.4)	6.8	(2.7)	(27.5)
Restructuring, integration and acquisition costs	58.6	9.9	124.0	15.8
Operating income	$47.6	$146.5	$48.4	$537.1
Finance expense – net	32.0	38.5	135.6	144.4
Earnings (loss) before income taxes	$15.6	$108.0	$(87.2)	$392.7
Income tax (recovery) expense	(3.2)	26.9	(39.7)	73.8
Net income (loss)	$18.8	$81.1	$(47.5)	$318.9
Attributable to:
Equity holders of the Company	$19.8	$78.4	$(47.2)	$311.4
Non-controlling interests	(1.0)	2.7	(0.3)	7.5
Earnings (loss) per share attributable to equity holders of the Company
Basic	$0.07	$0.29	$(0.17)	$1.17
Diluted	$0.07	$0.29	$(0.17)	$1.16

Consolidated Statement of Comprehensive Income (Loss)

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars)	2021	2020	2021	2020
Net income (loss)	$18.8	$81.1	$(47.5)	$318.9
Items that may be reclassified to net (loss) income
Foreign currency exchange differences on translation of foreign operations	$(86.0)	$216.5	$(284.8)	$118.3
Net gain (loss) on hedges of net investment in foreign operations	15.1	(103.6)	140.4	(71.0)
Reclassification to income of foreign currency exchange differences	(1.4)	(20.5)	(21.2)	(40.4)
Net gain (loss) on cash flow hedges	1.0	(47.7)	61.4	(32.3)
Reclassification to income of loss on cash flow hedges	(1.9)	3.0	(20.3)	(0.2)
Income taxes	0.9	15.2	(14.6)	23.0
	$(72.3)	$62.9	$(139.1)	$(2.6)
Items that will never be reclassified to net (loss) income
Remeasurement of defined benefit pension plan obligations	$101.9	$42.9	$1.1	$13.4
Net loss on financial assets carried at fair value through OCI	—	—	(1.8)	—
Income taxes	(27.1)	(11.4)	(0.3)	(3.6)
	$74.8	$31.5	$(1.0)	$9.8
Other comprehensive income (loss)	$2.5	$94.4	$(140.1)	$7.2
Total comprehensive income (loss)	$21.3	$175.5	$(187.6)	$326.1
Attributable to:
Equity holders of the Company	$23.5	$168.0	$(181.5)	$315.4
Non-controlling interests	(2.2)	7.5	(6.1)	10.7

Consolidated Statement of Financial Position

	March 31	March 31
(amounts in millions of Canadian dollars)	2021	2020

Assets
Cash and cash equivalents	$926.1	$946.5
Restricted funds for subscription receipts deposit	700.1	—
Accounts receivable	518.6	566.1
Contract assets	461.9	569.3
Inventories	647.8	616.2
Prepayments	52.1	55.1
Income taxes recoverable	39.8	30.4
Derivative financial assets	32.2	25.0
Total current assets	$3,378.6	$2,808.6
Property, plant and equipment	1,969.4	2,154.0
Right-of-use assets	308.5	395.9
Intangible assets	2,055.8	2,056.5
Investment in equity accounted investees	422.2	460.6
Deferred tax assets	104.9	84.5
Derivative financial assets	13.2	13.1
Other non-current assets	495.8	510.4
Total assets	$8,748.4	$8,483.6

Liabilities and equity
Accounts payable and accrued liabilities	$945.6	$934.4
Provisions	52.6	29.2
Income taxes payable	16.2	26.4
Contract liabilities	674.7	746.2
Current portion of long-term debt	216.3	206.2
Liabilities for subscription receipts	714.1	—
Derivative financial liabilities	13.8	119.9
Total current liabilities	$2,633.3	$2,062.3
Provisions	30.9	28.6
Long-term debt	2,135.2	3,106.0
Royalty obligations	141.8	141.1
Employee benefits obligations	222.2	212.8
Deferred tax liabilities	123.5	150.6
Derivative financial liabilities	3.1	12.8
Other non-current liabilities	245.6	191.1
Total liabilities	$5,535.6	$5,905.3
Equity
Share capital	$1,516.2	$679.5
Contributed surplus	22.5	26.9
Accumulated other comprehensive income	58.1	193.2
Retained earnings	1,543.7	1,590.1
Equity attributable to equity holders of the Company	$3,140.5	$2,489.7
Non-controlling interests	72.3	88.6
Total equity	$3,212.8	$2,578.3
Total liabilities and equity	$8,748.4	$8,483.6

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$311.4	$311.4	$7.5	$318.9
Other comprehensive (loss) income	—	—	—	(5.8)	9.8	4.0	3.2	7.2
Total comprehensive (loss) income	—	$—	$—	$(5.8)	$321.2	$315.4	$10.7	$326.1
Exercise of stock options	1,553,846	30.2	(3.7)	—	—	26.5	—	26.5
Optional cash purchase of common shares	2,433	0.1	—	—	—	0.1	—	0.1
Repurchase and cancellation of common shares	(1,493,331)	(3.8)	—	—	(45.8)	(49.6)	—	(49.6)
Share-based payments expense	—	—	5.8	—	—	5.8	—	5.8
Transactions with non-controlling interests	—	—	—	—	(1.4)	(1.4)	(0.8)	(2.2)
Stock dividends	109,076	3.4	—	—	(3.4)	—	—	—
Cash dividends	—	—	—	—	(110.9)	(110.9)	—	(110.9)
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net loss	—	$—	$—	$—	$(47.2)	$(47.2)	$(0.3)	$(47.5)
Other comprehensive (loss) income	—	—	—	(135.1)	0.8	(134.3)	(5.8)	(140.1)
Total comprehensive (loss) income	—	$—	$—	$(135.1)	$(46.4)	$(181.5)	$(6.1)	$(187.6)
Issuance of common shares under an equity offering	27,048,671	822.7	—	—	—	822.7	—	822.7
Subscription receipts issuance-related costs	—	—	(12.5)	—	—	(12.5)	—	(12.5)
Exercise of stock options	687,165	14.0	(1.7)	—	—	12.3	—	12.3
Share-based payments expense	—	—	9.8	—	—	9.8	—	9.8
Transactions with non-controlling interests	—	—	—	—	—	—	(10.2)	(10.2)
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2021	2020
Operating activities
Net (loss) income	$(47.5)	$318.9
Adjustments for:
Depreciation and amortization	319.5	305.4
Impairment of non-financial assets	171.7	48.9
Share of after-tax profit of equity accounted investees	(2.7)	(27.5)
Deferred income taxes	(33.3)	2.9
Investment tax credits	(36.9)	9.0
Share-based payments expense	9.6	14.5
Defined benefit pension plans	12.0	15.1
Other non-current liabilities	(19.9)	(39.2)
Derivative financial assets and liabilities – net	(26.7)	15.3
Other	70.3	(66.0)
Changes in non-cash working capital	(49.5)	(52.2)
Net cash provided by operating activities	$366.6	$545.1
Investing activities
Business combinations, net of cash acquired	$(186.5)	$(10.1)
Acquisition of investment in equity accounted investees	(18.7)	(113.5)
Additions to property, plant and equipment	(107.6)	(283.4)
Proceeds from disposal of property, plant and equipment	4.5	0.5
Additions to intangible assets	(56.0)	(100.6)
Net proceeds from (payments to) equity accounted investees	0.7	(9.9)
Dividends received from equity accounted investees	12.1	22.6
Other	8.1	(1.5)
Net cash used in investing activities	$(343.4)	$(495.9)
Financing activities
Net (repayment) proceeds from borrowing under revolving credit facilities	(705.6)	708.2
Proceeds from long-term debt	151.1	167.6
Repayment of long-term debt	(86.1)	(233.0)
Repayment of lease liabilities	(200.8)	(79.8)
Dividends paid	—	(110.9)
Net proceeds from the issuance of common shares	820.8	26.6
Repurchase and cancellation of common shares	—	(49.6)
Changes in restricted cash	—	15.7
Other	(0.7)	(1.4)
Net cash (used in) provided by financing activities	$(21.3)	$443.4
Effect of foreign currency exchange differences on cash and cash equivalents	$(22.3)	$7.8
Net (decrease) increase in cash and cash equivalents	$(20.4)	$500.4
Cash and cash equivalents, beginning of year	946.5	446.1
Cash and cash equivalents, end of year	$926.1	$946.5